Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
Perimeter Solutions, SA
Grand Duchy of Luxembourg
We hereby consent to the incorporation by reference in the Prospectus constituting a part of this Registration Statement of Perimeter Solutions, SA of our reports dated March 1, 2023, relating to the consolidated financial statements and effectiveness of Perimeter Solutions, SA’s internal control over financial reporting, of Perimeter Solutions, SA appearing in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022. Our report on the effectiveness of internal control over financial reporting expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022.
We also consent to the reference to us under the caption “Experts” in the Prospectus.
/s/ BDO USA, LLP
Houston, TX
May 5, 2023